
 **Morgan**

The Morgan Crucible Company plc

5th September 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 0 9 2002 WASH. D.C. 154 SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

*PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL*

Enclosure

Registered Office as above
Registered in England No 286773

k:\Tracey/SEC Filing Letter


ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company   Morgan Crucible Co PLC
TIDM   MGCR
Headline   Holding(s) in Company
Released   12:03 5 Sep 2002
Number   6019A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company:
      The Morgan Crucible Company plc

2)   Name of shareholder having a major interest:
      AXA S.A.

3)   Please state whether notification indicates that it is in respect of holding of
      the shareholder named in 2 above or in respect of a non-beneficial interest or
      in the case of an individual holder if it is a holding of that person's spouse
      or children under the age of 18:
      Beneficial and non-beneficial interest of the shareholder named in 2 and its
      subsidiaries.

4)   Name of the registered holder(s) and, if more than one holder, the number of
      shares held by each of them:
      HSBC Global Custody Nominee (UK) Ltd A/C 845315 2,565 shares;
      HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global
      Custody Nominee (UK) Ltd A/C 777086 41,796 shares; HSBC Global Custody Nominee
      (UK) Ltd A/C 777094 30,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C
      777167 37,580 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 8,038
      shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 25,390 shares; HSBC
      Global Custody Nominee (UK) Ltd A/C 867815 1,108,484 shares; HSBC Global Custody
      Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK)
      Ltd A/C 867530 200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372
      5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887553 19,570
      shares; HSBC Global Custody Nominee (UK) Ltd A/C 887565 14,910 shares; HSBC
      Global Custody Nominee (UK) Ltd A/C 887577 17,100 shares; HSBC Global Custody
      Nominee (UK) Ltd A/C 887589 16,750 shares; HSBC Global Custody Nominee (UK) Ltd
      A/C 887590 15,600 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887607 12,180
      shares; HSBC Global Custody Nominee (UK) Ltd A/C 887619 10,518 shares;   HSBC
      Global Custody Nominee (UK) Ltd A/C 867116 646,575 shares; HSBC Global Custody
      Nominee (UK) Ltd A/C 867268 601,717 shares; HSBC Global Custody Nominee (UK) Ltd
      A/C 867050 2,251,220 shares; RBSTB Nominees designation Sunpen 272,436 shares;
      Sun Life International Isle of Man Ltd A/C SLI 11 1,500 shares; Chase Nominees
      Ltd A/C BTO1C 801,188 shares; Chase Nominees Ltd A/C 00994 1,937,448 shares;
      Other Accounts 4,632,474 shares; HSBC Global Custody Nominee (UK) Ltd A/C 880868
      2,000,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 904009 14,900 shares;
      Axa Equity & Law Nominees Ltd A/C AXARE 200,000 shares.

5)   Number of shares/amount of stock acquired:
      Not known

6)   Percentage of issued class:
      Not known

7)   Number of shares/amount of stock disposed:
      Not known

8)   Percentage of issued class:
      Not known

9)   Class of Security:
      Ordinary shares of 25p

10)   Date of Transaction:
      Not known

11)   Date company informed:
      Faxed letter dated 4/9/02

12)   Total holding following this notification:
      9,767,213 non-material; 13,194,271 material

13)   Total percentage holding of issued class following this notification:
      4.21% non-material; 5.69% material

14)   Any additional information:
      N/A

15)   Name of contact and telephone number for queries:
      Mr D.J. Coker, Company Secretary tel. 01753 837222

16)   Name and signature of authorised company official responsible for making this
      notification:
      Mr D.J. Coker

17)   Date of notification:
      5th September 2002

END